Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: January 27, 2016

The following is an investor presentation made by Nexstar Broadcasting Group, Inc. on January 27, 2016.

A Compelling Combination to Become Nexstar Media Group:

A Pure-Play Broadcasting and Digital Media Leader

January 27, 2016

Disclaimer

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (“Merger Sub”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available) will be mailed to stockholders of Nexstar and Media General. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the Securities and Exchange Commission.

A Compelling Combination Delivering Immediate and Long-Term Value to Shareholders of Both Companies

Creates leading pure-play broadcast operator

– Top 2 television broadcaster maximizes benefits of increased scale—$2.3 billion of annual revenue

– Strong and complementary nationwide coverage reaching ~39% of U.S. TV households

– Increased geographic diversity in mid-sized and top 50 designated market areas (DMAs)

Increased scale and reach of combined digital operations

– Extensive digital media assets, complementary technologies

– Segments of each company’s digital media business have already partnered in a number of areas

– Nexstar management record of running profitable digital media properties

Financially compelling combination for shareholders of both companies

– Immediate and substantial premium for MEG shareholders

– $76 million in readily achievable synergies in year one

– Share in upside of combined company

$500 million of average annual free cash flow

– Nexstar pro forma average 2015/2016 free cash flow per share, per year increases ~34% to > $10.50

Nexstar has proven track record of delivering shareholder value

– Experienced, industry-leading management team

– History of operational excellence

– Proven acquisition integration and synergy realization capabilities

Transaction Summary

Nexstar Broadcasting Group, Inc. | Media General

Definitive Agreement Terms

- $17.14 per share in the form of ~62% cash and ~38% in Nexstar stock
  - $10.55 per share in cash and 0.1249 Nexstar shares per Media General share[(1)]
  - Contingent Value Right (CVR) gives MEG shareholders net cash proceeds from FCC spectrum auction[(2)]
  - ~$4.6bn transaction value, including assumption of Media General debt
  - Termination fee of $60m paid to Meredith plus first look rights on certain properties

Shareholders Benefit

- 54% premium over Media General's closing share price on September 25, trading day prior to Nexstar's initial offer being made public and ongoing participation in leading broadcast station group
- Highly accretive transaction to NXST shareholders

Ownership / Board of Directors

- Nexstar shareholders to own ~66%
- Media General shareholders to own ~34%
- Transaction unanimously approved by the Board of Directors of both companies
- Two MEG board members to join Nexstar's Board of Directors

Leverage / Capital Structure and Financing

- $4.7 billion of committed financing from BofA Merrill Lynch, Credit Suisse and Deutsche Bank
  - No financing condition
  - Cash consideration funded via new loans and bonds
- Approximately 5.5x leverage on a blended 2015/2016 EBITDA basis, including synergies and divestitures– expect leverage to rapidly decline due to cash flows associated with significant political ad revenues

Synergies

- $76 million in identified year one synergies
- Corporate overhead, net retransmission revenue and station/hub level expense reduction
  - Additional potential synergies from digital and broadcasting efficiencies

Approvals & Timing

- Shareholder vote required at both companies
  - Affiliates of John Muse, ~9% MEG holder, signed voting agreement
- FCC approval and other customary closing conditions
  - Nexstar to divest TV stations necessary to obtain FCC approval
- Anticipated closing by late Q3 or early Q4 2016

Source: Company filings, Wall Street research and Bloomberg

(1) Based on Nexstar's 30-day volume weighted average price per share as of January 26, 2016

(2) Adjusted to account for the indirect benefit from the net proceeds from the disposition of Nexstar spectrum such holders will receive as shareholders of the combined company following the merger. See slide 11 for addition information on CVR

4

A Complementary Combination: Pure-Play Broadcasting and Digital Media Leader Positioned for Long-term Success

Combination creates a broadcast television and digital media platform with enhanced scale and geographic diversity to maintain leadership in dynamic markets

Combined company will have 171 full power broadcast stations in 100 markets reaching 39% of U.S. households, the second most of any major affiliate group

– Very limited overlap with existing Nexstar markets

Combined company favorably positioned for 2016 presidential race with significant presence in battleground states and markets with high levels of political ad spending

Increases Nexstar’s broadcast portfolio by approximately two thirds, more than doubles its audience reach, and provides entry into 15 new top-50 designated marketed areas (DMAs)

Nexstar to leverage proven operating disciplines across MEG assets focused on delivering fully-integrated, results-driven broadcasting and digital media marketing solutions to local and national advertising clients

– Marry best-of-breed practices from both companies

– Advertisers to benefit from more comprehensive and competitive offering across all markets

5 Source: Management estimates.

Strong and Complementary Nationwide Coverage

Pro forma: 171 Television Stations in 100 markets reaching ~39% of all U.S. TV HH1

Nexstar Markets Media General Markets Overlap Markets

Source: Company filings and Wall Street research.

(1) Following an estimated ~11% of acquired broadcast EBITDA to be divested in order to comply with the Federal Communications Commission’s (FCC) local and national television ownership rules and to obtain clearance under the Hart-Scott-Rodino (HSR) Act necessary to consummate the transactions contemplated by the Merger Agreement.

Substantial and Readily Achievable Synergies

Total Expected Year 1 Synergy Realization of $76+ million

Corporate Overhead	**~$27m**	▪ Assumes reductions to personnel, travel and entertainment, and elimination of redundant Board and professional services expenses
Net Retransmission Revenue	**~$24m**	▪ Media General Sub counts will be billed at Nexstar rates
Station / Digital Expense Reduction	**~$25m**	▪ Rationalization of station expenses and savings ▪ Rationalization of digital expenses in overlapping divisions ▪ Planned migration of revenue from 3rd party vendor
Total:	**$76m**	

Excludes rationalization of facilities and systems, which will provide further upside

Excludes future retrans scale in 2017+

7

Proven Track Record of Delivering Shareholder Value

Compelling Acquisition History

- Nexstar has acquired 66 TV stations and four digital businesses since 2011[1]
- Effective integration has resulted in synergy capture at least equal to original synergy expectations

Solid Financial and Operational Results

- Free cash flow has grown at a compound annual growth rate of ~25% from 2006 through 2014
- Keen focus on managing costs and the company's capital structure, while at the same time, returning capital to shareholders



5 Year Total Shareholder Return²
900%
600%
300%
0%
863%
47%
18.4x Greater Return
S&P 500
Nexstar

Source: Company filings and FactSet.
(1) Includes pending transactions
(2) Data as of 1/26/2016.

8

Summary

Transformative and strategically and financially compelling growth opportunity

– Creates leading pure-play broadcast operator and one of the nation’s leading providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform

– Increases scale and reach of combined digital operations

– Expanded scale and reach appeals to local and national advertising clients

Economically compelling combination for both companies’ shareholders

– Significant premium to MEG shareholders and ongoing participation in industry leader

– Substantial accretion for NXST shareholders

– Annual revenue in excess of $2.3 billion

– Over $500 million of average annual free cash flow or $10.50 per share, per year over the 2015/2016 period

Strong financial profile and growth prospects

– $76 Million of readily achievable year one synergies

– Retransmission consent re-negotiations

– Well positioned to garner strong shares of political advertising in key markets

– Strong free cash flow: expect leverage to rapidly decline, while allowing for additional strategic growth investments and the return of capital to shareholders

Led by management team with extraordinary record of delivering free cash flow growth and shareholder value

Appendix

Contingent Value Right (CVR) Summary

Media General shareholders and holders of Media General incentive equity will be entitled to receive contingent value rights (“CVRs”) as part of the consideration received in the merger

The CVR will provide the holders with the right to receive a pro rata share of the net proceeds from the disposition of

Media General spectrum in the upcoming FCC broadcast incentive auction1

Each of Nexstar’s and Media General’s net proceeds from spectrum sales will be calculated as:

- the aggregate cash payments received from the FCC for the disposition of FCC-licensed broadcast spectrum from licenses held by the relevant company and its JSA/SSA partners; minus

- transaction expenses; minus

- the amount of lost broadcast cash from stations that will shut down broadcasting operation times a multiple; minus

- the taxes incurred as a result of such sales.

Proceeds will be paid to Media General shareholders on a monthly basis to the extent proceeds from dispositions of

Media General station spectrum are received following consummation of the spectrum auction

The CVR will be administered by a rights agent, and depending on the timing of the Auction, CVRs will be issued either by Media General prior to the closing or by Nexstar following the closing

(1) Adjusted to account for the indirect benefit from the net proceeds from the disposition of Nexstar spectrum such holders will receive as shareholders of the combined company following the merger.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.